FILE # 82-2877

GALLERY RESOURCES LIMITED
Suite 2975 – 700 West Georgia Street
Vancouver, B.C. V7Y 1A1
Telephone: (604) 662-8119; Facsimile (604) 662-8616
Canada & U.S.A. Toll Free: 1-800-565-7350
Web Site Address; http://www.gallery-gold.com *Email Address: info@gallery-gold.com*

Trading Symbol: GYR – TSX.V

04036349

SUPPL

July 30, 2004

SEC MAIL PROCESSING
RECEIVED
AUG 1 6 2004
WASH, D.C. 185 SECTION

U. S. Securities & Exchange Commission
Statutory Filings Dept.
450 – 5th Street N.W.,
Washington, D.C.
20549

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Re: May 31, 2004 Quarterly Financial Statements

This letter is to confirm that the mailing of the Quarterly Financial Statements and BC Form 51 – 901F dated May 31, 2004 has been sent to all of the Registered and Supplementary shareholders of Gallery Resources Limited.

Sincerely,

Deirdre Lynch
Administrative Assistant

dlw 8/18

FILE# 82-2877

GALLERY RESOURCES LIMITED.
VANCOUVER, B.C.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MAY 31, 2004

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GALLERY RESOURCES LIMITED.
BALANCE SHEET
MAY 31, 2004

	May 31, 2004	February 29, 2004 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ -	$ -
Accounts receivable	16,077	11,431
Due to related party	-	16,824
Prepaid expenses	228,481	263,481
Total current assets	244,558	291,736
TERM DEPOSIT	3,500	3,500
RESOURCE PROPERTIES	2,023,381	1,887,198
CAPITAL ASSETS	202,523	203,041
	$ 2,473,962	$ 2,385,475
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank indebtedness	$ 12,925	$ 13,472
Accounts payable and accrued liabilities	283,513	249,078
Due from related party	244,358	-
	540,796	262,550
SHAREHOLDERS' EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 122,490,403 common shares (February 29, 2004- 122,490,403 shares)	23,930,483	23,930,483
Commitment to issue shares	-	-
Contributed surplus	278,000	278,000
Deficit, per accompanying statement	(22,275,317)	(22,085,558)
Total shareholders' equity	1,933,166	2,122,925
	$ 2,473,962	$ 2,385,475

"Bruce Costerd" Director

"Brian Cawley" Director

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GALLERY RESOURCES LIMITED.
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE THREE MONTHS ENDED MAY 31, 2004

	2004	2003
Expenditures		
Amortization	$ -	$ 3,917
Assaying	936	1,886
Drilling	-	79,166
Geochemistry	2,297	6,101
Geology	24,033	83,492
Geophysics	97,886	12,202
Prospecting	18,003	2,034
Wages and employee benefits	-	2,263
Increase in deferred development expenditures during the period	143,155	191,061
Deferred development expenditures at beginning of year	1,710,218	1,313,778
Deferred costs written off	(6,971)	-
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 1,846,402	$ 1,504,839

	Shabogamo	Katie
Expenditures		
Amortization	$ -	$ -
Assaying	-	-
Drilling	-	-
Geochemistry	-	2,297
Geology	2,375	21,658
Geophysics	22,885	75,000
Prospecting	-	11,968
Wages and employee benefits	-	-
Increase in deferred development expenditures during the period	25,260	110,923
Deferred development expenditures at beginning of year	130,804	1,569,415
Deferred costs written off	-	-
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 156,064	$ 1,680,338

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GALLERY RESOURCES LIMITED.
STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MAY 31, 2004

	2004	2003
Interest income	$ 30	$ 265
Administrative expenditures:		
Advertising	9,638	30,357
Amortization	518	493
Office	49,451	34,631
Professional fees	13,591	9,207
Stock-based compensation	-	90,000
Travel	9,851	7,615
Wages	99,769	468,770
	182,818	641,073
Loss from operations	(182,788)	(640,808)
Write-down of mineral properties and mining claims	6,971	-
NET LOSS	(189,759)	(640,808)
DEFICIT	(22,085,558)	(20,361,651)
DEFICIT, end of period	$ (22,275,317)	$ (21,002,459)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	122,490,403	111,967,015

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GALLERY RESOURCES LIMITED.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MAY 31, 2004

	2004	2003
Cash flows from operating activities		
Cash paid to suppliers and employees	$ (171,852)	$ (581,865)
Interest received	30	265
	(171,822)	(581,600)
Cash flows from financing activities		
Due from related party	172,369	-
Issue of share capital	-	486,461
	172,369	486,461
Cash flow from investment activities		
Term deposit redeemed	-	-
Capital assets	-	(2,935)
Mineral property acquisition costs	-	(1,285)
	0	(4,220)
Increase in bank advances	547	(99,359)
Bank advances, beginning of period	(13,472)	103,970
Bank advances, end of period	$ (12,925)	$ 4,611

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GALLERY RESOURCES LIMITED.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2004

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

NOTE 3 SIGNIFICANT EVENTS AND TRANSACTIONS

a) 2,550,000 warrants at $ 0.15 expired during the period.

NOTE 4 STOCK-BASED COMPENSATION

The Company grants stock options in accordance with the TSX Venture Exchange ("TSX"). Effective September 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and the associated expense is amortized over the vesting period.

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

Risk-free interest rate	3.18%
Expected life of options	5 years
Annualized volatility	.763%
Dividend rate	0.00%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

NOTE 5 IMPAIRMENT OF DEFERRED EXPLORATION AND MINING CLAIMS

The company writes down any properties that have not had any exploration activities for over three years.

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GALLERY RESOURCES LIMITED.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2004

Note 6 **SUBSEQUENT EVENTS**

Subsequent to February 29, 2004:

a) The Company arranged a non-brokered private placement of 20,000,000 common shares at $0.08 per share with 20,000,000 share purchase warrants attached. Each warrant will entitle the holder to purchase one common share at $0.10 per share for a one year period and at $0.12 per share for the second year. As at July 12, 2004 the Company has received $460,000 towards this private placement. The private placement is subject to regulatory approval.

b) 2,550,000 warrants outstanding at year-end and exercisable at $0.15 per share expired.

Note 7 **SHARE CAPITAL**

a) **Authorized**
Unlimited number of common voting shares.

b) Issued and Outstanding common stock	Number of shares	Amount
Balance as February 29, 2004 & May 31, 2004	122,490,403	$ 23,930,483

c)

c) **Options**

At May 31, 2004, the Company has share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
2,140,000	$0.15	February 15, 2005
1,000,000	$0.10	March 7, 2007
400,000	$0.15	June 20, 2007
100,000	$0.10	July 30, 2007
2,400,000	$0.10	August 27, 2007
1,800,000	$0.10	January 13, 2008
200,000	$0.10	March 18, 2008
1,300,000	$0.10	April 3, 2008
2,900,000	$0.10	October 10, 2008
12,240,000		

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GALLERY RESOURCES LIMITED.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2004

d) **Warrants**

At May 31, 2004 the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number	Exercise Price	Expiry Date
2,950,000	$0.25	August 7, 2004
3,780,000	$0.20	December 10, 2004
1,220,000	$0.15 / $0.20	March 3, 2004/2005
2,125,000	$0.15 / $0.20	May 1, 2004/2005
8,000,000	$0.12 / $0.15	October 10, 2004 /2005
18,075,000		

Note 8 RELATED PARTIES

The company accrued the following expenses to the president:

Wages	$60,000
Reimbursement of expenses	$23,812

The president lent the company	$172,369

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GALLERY RESOURCES LIMITED

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
THREE MONTH PERIOD ENDED MAY 31, 2004

The following discussion and analysis, prepared as of July 28, 2004, should be read together with the unaudited interim financial statements for the three month period ended May 31, 2004 and the annual audited financial statements for the year ended February 29, 2004 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on February 9, 1987 pursuant to the Alberta Business Corporations Act and is listed on the TSX Venture Exchange (the "TSX").

The business address of the Company is Suite 2975, 700 West Georgia Street, Vancouver, BC, V7Y 1A1.

The Company's principal business is the exploration and development of resource properties. The Company currently has interests in mineral properties located in British Columbia, Newfoundland and Labrador, Canada. The Company is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Company as having favourable exploration potential.

Additional information related to the Company is available on its website at www.gallery-gold.com and on SEDAR at www.sedar.com.

Description of Business

The Company is engaged in the exploration and development of resource properties located in British Columbia, Newfoundland and Labrador, Canada. The Company has two projects, Katie and Shabogamo, located in the Newfoundland and Labrador regions. These projects are in the exploration stage.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders. The Company trades on the TSX under the symbol GYR.

Performance Summary

The following is a summary of significant events and transactions that occurred during the period:

1. The Company arranged a non-brokered private placement of 20,000,000 units at $0.08 per unit for gross proceeds of $1,600,000. Each unit has one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share during the first year and $0.12 per share during the second the year. The private placement is subject to regulatory approval.

2. In May 2004, the Company issued Technical Reports on the Katie Project and the Shabogamo Project. The technical information contained in these reports was collected and compiled by Dr. Derek Wilton, Ph.D, P. Geo.

3. In May 2004, the Company announced that it would, along with its joint venture partner, BHP Billiton Diamonds Inc., commence an AeroTEM II Helicopter Borne ElectroMagnetic survey over the Shabogamo Project in western Labrador.

4. Commenced a drill program and announced drilling results on its Black Bart Katie Property in central Newfoundland. A total of five holes were drilled to test new targets outlined as Induced Polarization (IP) chargeability anomalies detected during a spring 2004 survey.

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Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Three Months Ended May 31, 2004	Three Months Ended May 31, 2003
Total revenues	$ 30	$ 265
Net loss before extraordinary items	182,788	640,808
Net loss	189,759	640,808
Basic and diluted loss per share	0.01	0.01
Total assets	1,846,402	2,242,244
Total long-term liabilities	-	-
Cash dividends	-	-

The Company earns interest revenue from cash held in banks. During the 2004 fiscal year, the Company wrote-off $108,869 in resource property costs with $6,744,085 in costs written off during the 2003 fiscal year end. The write-down taken in fiscal 2004 and 2003 was a decision by management to concentrate the Company's resources on the Katie and Shabogamo Projects. As a result, the carrying value of resource properties and deferred costs exploration costs related to other properties were written-down. Current expenditures on other properties will be written off as incurred.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the period, the Company incurred a loss of $189,759 (2003 - $640,808). Some significant expenses are as follows:

Advertising expenses of $9,638 (2003 - $30,357). This decreased by $20,719 from the previous year because the Company spent less on avertising in publications and attended fewer trade shows. Funds were spent on various local functions to promote the Company.

Travel expenses of $9,851 (2003 - $7,615). This increased as a result of the Chief Executive Officer travelling to New York to meet Investors.

Office and miscellaneous expenses of $49,451 (2003 - $34,631). This increased by $14,820 from the previous year because the Company's Annual and Special Meeting held on March 15, 2004.

Professional fees of $13,591 (2003 - $9,207). This increased by $4,384 from the previous year comparable period as a result of an increase in accounting and regulatory services related to a continuous disclosure review of the Company by the British Columbia Securities Commission.

Stock-based compensation $Nil (2003 - $90,000). This is a non-cash expense that is recorded because the Company granted stock options to certain directors, officers and employees last year.

Wages and benefits of $99,769 (2003 - $468,770). This decreased by $360,001 from the previous year comparable period as a result of lower wages pages to the Chief Executive Officer and employees of the Company.

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Project Summary

Katie Property

The Katie Property consists of 978 full size mining claims covering a total area of 61,370 acres (24,846 hectares) in central Newfoundland. The Company acquired an option to acquire a 100% interest in the property by making staged option payments in cash or shares of $625,000 and issuing 200,000 shares. The vendors retain a 3% net smelter return. 2% of which the Company can purchase for $3,000,000.

A report on the Katie Property dated April 29, 2004 was prepared in accordance with NI 43-101 by the Company's qualified person, Dr. Derek Wilton.

Exploration Program

A 3,000 metre diamond drill hole program and surface exploration program was planned during the past fiscal year to test the potential for the discovery of VMS mineralization. The work program was estimated at approximately $500,000 and completed at a cost of $545,988.

Exploration Results

Since May 2000, surface and diamond drilling programs (74 holes completed to date) on the Katie Project has identified widespread Volcanogenic Massive Sulphide(VMS), base metals (zinc, lead, copper) and precious metals (gold, silver), epithermal mineralization (gold) and alteration, and mesothermal, quartz vein, precious metals (gold, silver) and base metals (zinc) mineralization throughout this property.

The property stretches 27 kms in length (north-south) and 12 kms in width (east-west) in the south portion of the acclaimed Botwood Basin of central Newfoundland, regarded as a prospective area in Canada for gold exploration. Surface and drill programs completed to date along a 16 km stretch of the property has consistently encountered anomalous to significant concentrations of both base and precious metals.

In 2003 a compilation of these results suggest the presence of a major mineralized, structural zone or belt through the property labeled the Burnt Hill Mineral Belt.

Diamond drilling at 2 sites (Mystery Pond & Huxter Pond) in the north half of the property completed in September 2003 (Mystery Pond) and May 2004 (Mystery Pond and Huxter Pond) encountered new evidence of the mineralized zone/belt.

Five (5) holes aggregating a total of 650 metres just completed at these 2 sites has encountered quartz veining and silicification, chlorite, epidote and carbonate alteration, arsenopyrite and pyrite sulphide mineralization as disseminations and bands ranging up to 10% concentrations over significant thickness up to several metres. These alteration and mineralizing systems are typical of gold enriched environments which have already been encountered on surface at Mystery Pond and in the drill holes completed and also reported in other areas adjacent to the Katie Property.

The Company intends to conduct approximately 1400 kms of helicopter supported, ElectroMagnetic airborne surveying in late summer 2004 with the objective of following up on 79 airborne conductors detected during a 1982 airborne survey completed earlier by another mining company over what is now the south half of the Katie Property. The new airborne survey using the latest technology (being flown at Shabogamo-AeroTEM system patented by Aeroquest Surveys of Milton, Ontario) will be flown over the entire property

Further drill testing of the Katie Property will be determined by the results from the AeroTEM survey scheduled for later this summer.

Future Developments

The proposed exploration program on the Katie Property including drilling and field work is estimated at $741,065.

Shabogamo Project

On June 28, 2002 the Corporation signed a Property Option Agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to acquire a 50% interest in 2,197 mining claims covering 137,862 acres known as the Shabogamo Intrusion in Western Labrador. Under the terms of the Option Agreement the Company issued 200,000 shares to BHP Billiton and is required to incur expenditures of $1,000,000 over a period of 54 months. This project is a Joint Venture between the Company and

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BHP Billiton, with the Company acting as the Operator. Regulatory approval of this acquisition was required by the TSX Venture Exchange. This was obtained during the 2003 fiscal year.

A report on the Shabogamo Project dated April 26, 2004 was prepared in accordance with NI 43-101 by the Company's qualified person, Dr. Derek Wilton.

Exploration Program

During the past fiscal year the Company completed the Phase 1 work program which included an airborne electromagnetic survey at a cost of $454,170.

Exploration Results

A fixed wing, ElectroMagnetic airborne survey completed in July 2002 by Joint Venture Partners Gallery Resources Limited and BHP Billiton on the Shabogamo Joint Venture Project in western Labrador detected 92 EM anomalies on approximately 2500 kms of survey lines over this property.

Further analysis and interpretation of the results by the BHP Billiton geophysics staff prioritized 12 of these EM anomalies. Further interpretation of the 12 anomalies resulted in re-prioritizing 6 of these anomalies. The JV Partners agreed to conduct a second airborne survey using the latest EM technology provided by Mr. Steven Balch of Aeroquest Surveys with the objective of more precisely defining the 6 priority anomalies.

The EM survey is now completed and is being interpreted by the JV Partners and Aeroquest Surveys in anticipation of a minimum 1,000 metre follow-up diamond drilling program. The drilling program is tentatively scheduled for the end of July to early August 2004.

Future Developments

The proposed exploration program on the Shobagamo project consisting of drilling and field work is estimated at a minimum cost of $349,615.

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Summary of Quarterly Results

For the Quarters Ended	May 31, 2004	February 29, 2004	November 30, 2003	August 31, 2003
Total assets	$ 2,473,962	$ 2,385,475	$ 2,459,121	$ 2,284,580
Mineral properties and deferred costs	2,023,381	1,887,198	1,916,194	1,727,650
Working capital (deficiency)	(296,238)	29,186	86,819	78,763
Revenues	30	268	52	2
Net Loss	189,759	444,021	451,387	244,811

For the Quarters Ended	May 31, 2003	February 28, 2003	November 30, 2002	August 31, 2002
Total assets	$ 2,242,244	$ 1,937,528	$ 8,586,633	$ 8,343,796
Mineral properties and deferred costs	719,349	1,462,213	7,066,706	6,818,374
Working capital (deficiency)	300,899	161,117	184,015	72,967
Revenues	265	7	34	2
Net Income (loss)	563,688	6,909,156	87,545	519,488

Significant changes in key financial data from 2004 to 2003 can be attributed to the write-down of certain mineral properties and related deferred exploration costs. This is reflected in a decrease in total assets and mineral property and deferred costs. This was done as a prior period adjustment and is disclosed on the annual audited financial statements for the year ended February 29, 2004. During the current period, the Company wrote-off $6,971 in deferred exploration costs.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	May 31, 2004	February 29, 2004
Working capital (deficiency)	$ (296,238)	$ 29,186
Deficit	(22,275,317)	(22,085,558)

Net cash used in operating activities during the period consists primarily of the operating loss and a change in non-cash working capital.

Net cash used for operating activities for the three month period ended May 31, 2004 was $171,822 compared to net cash used for operating activities of $581,600 during the same period last year.

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Net cash used in investing activities was $Nil, compared to $4,220 from the previous period.

Financing activities provided cash of $172,369 during the three month period ended May 31, 2004, compared to $486,461 from the comparable period last year. During the current period, the Company received advances of $172,369(2003 - $Nil) from a related party. During the three month period ended May 31, 2003, the Company received $486,461 from the issuance of capital stock.

Capital Resources

The Company arranged a non-brokered private placement of 20,000,000 units at $0.08 per unit for gross proceeds of $1,600,000. Each unit has one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share during the first year and $0.12 per share during the second the year. The private placement is subject to regulatory approval.

During the fiscal year ended February 29, 2004, the Company raised $672,950 in flow-through shares from the private placements. The Company is committed to spending the flow-through share proceeds on exploration and development activities. The Company is committed to spending $362,747 as follows:

Expenditures from March 1 to July 31, 2004	$181,084
Prepaid exploration expenditures	181,663
	$362,747

The Company has sufficient funds to meet its property maintenance payments for 2004 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Newfoundland and Labrador, Canada.

Commitments

The Company is committed to providing various levels of funding to keep its resource properties in good standing. They are as follows:

Katie Project

On May 26, 2003, the Company entered in to a standstill agreement regarding a $500,000 payment due on May 30, 2003 pursuant to the above agreement until the mineral rights adjudication board determines a ruling on adjacent properties subsequently staked by one of the optionors. The optionor has sold these claims however the Company is claiming the right of first refusal to these claims pursuant to the terms of the May 30, 2000 option agreement.

Shabogamo Project

- Incur expenditures on the project area of not less than an aggregate of $1,000,000 on or before December 31, 2006
- Issue 100,000 common shares upon incurring aggregate expenditures of $1,000,000 on or before December 31, 2006

Other

The Company has approximately 2302 claims located in the Voisey Bay area consisting of the Okak Bay claims, Cabot Lake claims and Harp Lake claims. A portion of these claims are subject to net smelter return royalties ranging from 1.5% to 2%. The Company has been granted an irrevocable option to acquire all of the 1.5% royalty for a purchase price of $1,000,000 for each one-third of the royalty held by the vendor on each mineral block claim. The Cabot Lake claims are subject to payments of $3,000,000 upon the discovery of a commercial deposit.

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Other commitments

The Company has a lease commitment for its office premises which require future minimum annual lease payments as follows:

		Amount
2005	$	24,600
2006		24,600
2007		10,300
	$	59,500

Outstanding Share Data

Please refer to Note 7 in the unaudited interim financial statements for the three month period ended May 31, 2004.

Related Party Transactions

The Company entered into the following transactions with related parties:

		May 31, 2004		May 31, 2003
Advertising and promotion (a)	$	8,670	$	-
Automotive and travel (b)		9,558		-
Office and miscellaneous (c)		5,584		-
Wages and benefits (d)		60,000		320,000
Loan (e)		172,369		-

a) Paid or accrued $8,670 (2003 - $Nil) to the president for reimbursement of advertising and promotion expenses.
b) Paid or accrued $9,558 (2003 - $Nil) to the president for reimbursement of automotive and travel expenses.
c) Paid or accrued $5,584 (2003 - $Nil) to the president for reimbursement of office and miscellaneous expenses.
d) Paid or accrued $60,000 (2003 - $320,000) to the president for wages.
e) Received loan of $172,369 (2003 - $Nil) from the president.

The president of the Company is Bruce Costerd.

At May 31, 2004, accounts payable and accrued liabilities include $19,206 (2003: $17,198) due to companies controlled by directors of the Company. An amount of $244,358 (2003 - $Nil) is due to the president.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Contingency

On April 21, 2003 the Company filed a grievance with Mineral Rights Adjudication Board ("MRAB") of the Government of Newfoundland and Labrador relating to certain mining claims held by Linear Resources Inc. ("Linear")

The Company is the registered and beneficial owner of certain mineral claims known as "the Katie Property". Consistent with that interest, the Company entered into an agreement with Black Bart Prospecting, Black Bart and Cyril Reid ("the Optionors") dated May 30, 2000 ("the Option Agreement"). Under the Option Agreement, the Optionors agreed, among other things, to grant to the Company (as Optionee) a right of first refusal within a specified perimeter area. The Company believes that Mineral Licences 9073M, 9080M, 9081M, 9082M and 9096M are located within the perimeter area specified in the Option Agreement.

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Notwithstanding the existence of the Option Agreement, as well as the rights, privileges, obligations, and/or duties existing from it, Mineral Licences 9073M, 9080M, 9081M, 9082M and 9096M were transferred to Linear Resources Inc. ("Linear") on November 4, 2002. This transfer was due to the specific actions of Cyril Reid one of the Optionors under the Option Agreement.

The Company believes that it enjoyed the right of first refusal to Mineral Licences 9073M, 9080M, 9081M, 9082M and 9096M under the Option Agreement, and the Optionors, including Cyril Reid, were obligated to offer it to the Company before transferring it to a third party, including, Linear. The Company alleges that its rights have been denied and, the Optionors, specifically Cyril Reid, have breached the obligations and duties imposed upon them by the Option Agreement and upon exercise of that right by the Company, that Linear holds all rights to the property in trust for the sole use and benefit of the Company.

On October 23, 2003 the Company has asked the MRAB to expand the grievance from 5 licenses to 13 licenses. The additional 8 licenses were staked subsequent to the original 5 licenses specified in the grievance.

The grievance has not yet been considered by the Mineral Rights Adjudication Board. On March 3, 2004 the Company received a letter from the Minister of the Department of Natural Resources of Newfoundland and Labrador. The letter advises the Company that its Grievance will be heard by the MRAB as soon as the Minister has appointed individuals to the MRAB to fill vacancies created as a result of the expiration of the three-year term of the Chair and one Board member of the MRAB.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. We make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, we evaluate our estimates and assumptions including those related to the recognition of stock-based compensation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. These estimates form the basis of our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions we have used in the preparation of our financial statements:

Stock Based Compensation

Effective, March 1, 2003, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments." The Company has chosen to recognize compensation expense for all stock options granted subsequent to March 1, 2003. However, as required by the accounting standard, the Company has disclosed on a pro forma basis, the fair value impact of issuing stock options granted to employees and directors. The fair value of the stock options has been estimated based on the Black Scholes option-pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value of the Company's stock options.

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Prior Period Adjustment

Management has determined that, due to insignificant expenditures made in recent years on certain resource properties, along with management's intention to concentrate its planned expenditures on other properties, that certain properties should be considered as impaired for financial reporting purposes. Accordingly, the carrying value of resource properties and deferred exploration expenditures has been written-down by $6,714,643 for the year ended February 28, 2003. As a result, net loss for the year ended February 28, 2003 has been restated to $8,026,869, deficit at February 28, 2003 has been restated to $20,361,651 and the carrying value of resource properties at February 28, 2003 has been restated to $1,462,213. Current expenditures on other properties will be written off as incurred.

Subsequent Events

The Company arranged a non-brokered private placement of 20,000,000 units at $0.08 per unit for gross proceeds of $1,600,000. Each unit has one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share during the first year and $0.12 per share during the second the year. As at July 12, 2004 the Company has received $460,000 towards this private placement. The private placement is subject to regulatory approval.